Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

November 1, 2007

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sasha S. Parikh

Re:	Synvista Therapeutics, Inc.
Annual Report on Form 10-K for the year ended December 31, 2006
Filed on March 22, 2007

Ladies and Gentlemen:

On behalf of Synvista Therapeutics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments verbally issued in a telephone conversation with Asya S. Alexandrovich, Esq. on October 25, 2007 by Sasha S. Parikh of the Staff (the “Staff”) of the Commission. The comments and responses set forth below are keyed to the numbering of the comments issued by the Staff and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Note 6 - Collaborative Research and Development Agreements, page 50

1.	Comment: Please revise disclosure to provide the amounts of total potential milestone payments to be made under each of these agreements in a footnote to your table of contractual obligations.

Response: The Company will include the disclosure provided below in future filings.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 1, 2007

Commitments

The table below presents our contractual obligations as of December 31, 2006:

	Payments Due by Period
		Within 1	2-3	4-5	After 5
	Total	Year	Years	Years	Years
Contractual Obligations:
Employment agreements (1)	$382,694	$382,694	$ ---	$ ---	$	---
Operating lease commitments	293,421	85,581	195,614	12,226		---
Total contractual obligations (2)	$676,115	$468,275	$195,614	$12,226	$	---

(1)
We have employment agreements with key executives, which provide that either party may terminate the agreement upon written notice. If we were to terminate all of the agreements without cause, we would be subject to a salary continuation obligation totaling $382,694.

(2)
In addition to the contractual obligations disclosed in the above table, we have the following potential milestone payments under our research and development agreements. Pursuant to the terms of the licensing and supply agreement by and between the Company and OXIS International, Inc. (“OXIS”) entered into in September 2004, the Company is obligated to make milestone payments to OXIS that could total up to $7 million over the term of the agreement. Pursuant to the terms of the license agreement by and between the Company and BIO-RAP Ltd. (“BIO-RAP”), on its own and on behalf of the Rappaport Family Institute for Research in the Medical Sciences, entered into in July 2004, the Company is obligated to make milestone payments to BIO-RAP that could total up to $387,500 over the term of the agreement. As part of a stock adjustment in the context of the Company’s merger with HaptoGuard, Inc. (“HaptoGuard”) in July 2006, the Company issued to Genentech, Inc. (“Genentech”), rights to collect milestones and royalties on net sales of alagebrium. Pursuant to the terms of this agreement, the Company is obligated to make milestone payments to Genentech that could total up to $5 million over the term of the agreement. Payments to be made under the above-mentioned agreements are not deemed to be probable because of the difficulty in determining if and when any milestones would be met, and therefore, milestone and research funding payments are viewed as contingent liabilities. These contingent liabilities do not result in liabilities on the Company’s balance sheet and are not deemed to be firm commitments. Thus, these amounts are not “known contractual obligations” and are not included in the table of contractual obligations.

Note 12 - Merger with HaptoGuard, Inc., page 57

2.
Comment: Provide revised disclosure that includes significant points included in the response to Comment 5 in the response letter from the Company to the Staff, dated as of October 16, 2007, but omitted from previous disclosure.

Response: The Company will include the disclosure provided below in future filings.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 1, 2007

The Merger of HaptoGuard and the Company was structured as an acquisition by the Company under the terms of the merger agreement. HaptoGuard shareholders received approximately 37.4 million shares in the merger. Approximately 22.5 million shares of common stock were issued by the Company, and the remaining shares were transferred to HaptoGuard shareholders by Genentech. As part of the HaptoGuard merger transaction, Genentech restructured its Preferred Stock position in the Company as follows.

As of March 31, 2006, Genentech owned 1,418.41 shares of the Company’s Series G Preferred Stock and 4,260.52 shares of the Company’s Series H Preferred Stock. On the basis of the trading price of the Company’s common stock on March 31, 2006, such shares were convertible into 222,702,745.10 shares of common stock of the Company, which was approximately 79.3% of the outstanding shares of the Company’s common stock as of March 31, 2006.

As part of the merger, Genentech:

  •  converted a portion of its existing preferred stock of the Company to 13,492,349 shares of the Company’s common stock, which number when combined with prior shares owned represented approximately 11.99% of the combined company after completion of the merger;

  •  transferred to HaptoGuard shareholders a portion of Genentech’s preferred stock, which when converted to common stock equaled approximately $3.5 million, or 14.9 million shares, in the Company’s common stock;

  •  transferred to the Company the remaining preferred stock of the Company that it held, which has been cancelled;

  •  as consideration for the conversion, transfer and cancellation of the Company’s preferred stock by Genentech, received from the combined company a right to receive certain milestone payments and royalties on net sales of alagebrium, the Company’s lead compound, as well as a right of first negotiation on ALT-2074, HaptoGuard’s lead compound. This restructuring reduced Genentech’s ownership of the Company and removed the substantial liquidation preference of Genentech’s stock, which may have impaired the Company’s ability to obtain financing in the future.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 1, 2007

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4443. Thank you for your time and attention.

Very truly yours,

/s/ Megan N. Gates

Megan N. Gates

cc:       Securities and Exchange Commission
Jim B. Rosenberg
James Atkinson
Synvista Therapeutics, Inc.
Jeffrey P. Stein, Principal Financial and Accounting Officer
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.